Filed by FS Specialty Lending Fund

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed under Rule 14a-6(b) of the Securities Exchange Act of 1934

Subject Company: New FS Specialty Lending Fund

File No. of Registration Statement: 333-286859

FS SPECIALTY LENDING FUND NOTICE OF POSTPONEMENT OF SPECIAL MEETING OF SHAREHOLDERS TO SEPTEMBER 26, 2025 In order to allow for additional time to solicit votes for the proposals described herein, the Board of Trustees (the “Board”) of FS Specialty Lending Fund (the “Fund”) has determined to postpone the special meeting of shareholders (the “Meeting”) of the Fund, originally scheduled for September 2, 2025, at 11:00 a.m. Eastern Time, to September 26, 2025 at 11:00 a.m. Eastern. There is no change to the record date for the Meeting. Shareholders of record as of the close of business on June 30, 2025 are entitled to vote at the Meeting or any adjournment(s), postponement(s) or delay(s) thereof. This notice supplements the original Notice of Special Meeting of Shareholders, dated July 1, 2025, and the Joint Proxy Statement/Prospectus, dated July 1, 2025, relating to the Meeting. In order to avoid the additional expense of further solicitation, we ask that you mail your proxy card or record your voting instructions by telephone or via the internet promptly. If you have already voted, there is no need to take further action. * * * Notice is hereby given that the Meeting will be held at the offices of the Fund, located at 201 Rouse Boulevard, Philadelphia, PA 19112 on September 26, 2025 at 11:00 a.m. Eastern Time. The Meeting is to be held for the following purposes: 1. To approve the amendment of the Fund’s Third Amended and Restated Declaration of Trust (the “Declaration of Trust”) to eliminate Article XII of the Declaration of Trust (“Proposal 1”); 2. To approve the amendment of the Declaration of Trust to modify the shareholder voting standard in connection with a merger or reorganization of the Fund that has been approved by the Board of Trustees (“Proposal 2”); and 3. To approve the Agreement and Plan of Reorganization, dated as of April 22, 2025 (the “Plan”), among the Fund, New FS Specialty Lending Fund, a Delaware limited liability company (the “Successor Fund”), and, for the limited purposes set forth therein, FS/EIG Advisor, LLC, a Delaware limited liability company and investment adviser to the Fund (the “Adviser”) (the “Reorganization Proposal” and, together with Proposal 1 and Proposal 2, the “Proposals”). The Board recommends that you vote your shares by indicating your voting instructions on the proxy card previously provided, dating and signing such proxy card and returning it in the envelope provided, which is addressed for your convenience and needs no postage if mailed in the United States, or by recording your voting instructions by telephone or via the internet. The Board unanimously recommends that you cast your vote FOR each of the Proposals. By order of the Board of Trustees of the Fund Stephen S. Sypherd General Counsel Philadelphia, Pennsylvania August 25, 2025

YOUR VOTE IS IMPORTANT. PLEASE VOTE PROMPTLY BY SIGNING AND RETURNING THE PROXY CARD OR BY RECORDING YOUR VOTING INSTRUCTIONS BY TELEPHONE OR VIA THE INTERNET, NO MATTER HOW MANY SHARES YOU OWN. IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE SPECIAL MEETING OF SHAREHOLDERS TO BE HELD ON SEPTEMBER 26, 2025. THE PROXY STATEMENT FOR THIS MEETING IS AVAILABLE AT: WWW.PROXYVOTE.COM New FS Specialty Lending Fund has filed a joint proxy statement/prospectus and other proxy materials with the Securities and Exchange Commission (SEC) in connection with the matters described herein. Investors are urged to read the proxy materials and any other relevant documents because they contain important information about the proposals. Free copies of the proxy statement/prospectus and other proxy materials are available on the SEC’s website at www.sec.gov or at www.fsproxy.com.